UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2018

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to _____________

Commission file number: 1-16725

The Principal Select Savings Plan for Individual Field

(Full title of the plan)

Principal Financial Group, Inc.

(Name of Issuer of the securities held pursuant to the plan)

711 High Street
Des Moines, Iowa 50392
(Address of principal executive offices) (Zip Code)

Report of Independent Registered Public Accounting Firm

To the Plan participants and the Benefit Plans Administration Committee Principal Financial Group, Inc.
Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Principal Select Savings Plan for Individual Field (the Plan) as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2018 and 2017, and the changes in its net assets available for benefits for the year ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan' s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The information in the supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan's auditor since at least 2001, but we are unable to determine the specific year.

/s/ Ernst & Young LLP
Des Moines, Iowa
June 26, 2019

The Principal Select Savings Plan for Individual Field

Statements of Net Assets Available for Benefits

	December 31,
	2018	2017
Assets
Investments at fair value:
Unallocated investment options:
Deferred income annuity	$176,018	$118,917
Guaranteed interest accounts	1,370,856	1,211,315
Separate accounts	139,938,918	186,457,560
Principal Financial Group, Inc. Employee Stock
Ownership Plan	15,309,989	22,288,605
Collective investment trusts	26,543,578	0
Self-directed brokerage account	870,465	772,925
Total invested assets at fair value	184,209,824	210,849,322
Plan interest in Master Trust Investment Account
at contract value	14,370,947	11,125,672
Total investments	198,580,771	221,974,994

Receivables:
Contributions receivable from employer	280,378	178,751
Notes receivable from participants	2,330,214	3,019,454
Other receivables	1,000	0
Total receivables	2,611,592	3,198,205
Net assets available for benefits	$201,192,363	$225,173,199

See accompanying notes.

The Principal Select Savings Plan for Individual Field

Statement of Changes in Net Assets Available for Benefits

For the
year ended
December 31,
2018
Additions
Investment income (loss):
Interest	$10,995
Dividends	689,375
Net depreciation of investments	(18,991,342)
Interest in Master Trust Investment Account	234,754
Total investment loss	(18,056,218)

Interest income on notes receivable from participants	152,232

Contributions:
Employer	3,358,631
Participants	7,686,438
Transfers from affiliated plans, net	870,962
Total contributions	11,916,031
Total additions	(5,987,955)

Deductions
Benefits paid to participants	17,818,016
Administrative expenses	174,865
Total deductions	17,992,881
Net decrease	(23,980,836)

Net assets available for benefits at beginning of year	225,173,199
Net assets available for benefits at end of year	$201,192,363

See accompanying notes.

The Principal Select Savings Plan for Individual Field

Notes to Financial Statements

December 31, 2018

1. Significant Accounting Policies
Basis of Accounting

The accounting records of The Principal Select Savings Plan for Individual Field (the Plan) are
maintained on the accrual basis of accounting.

Valuation of Investments and Income Recognition

Investments held by the Plan are stated at fair value, which is defined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion and disclosures related to fair value measurements.

Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable From Participants

The notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when earned.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

The Principal Select Savings Plan for Individual Field

Notes to Financial Statements (continued)

1. Significant Accounting Policies (continued)

Recent Accounting Pronouncement

In February 2017, the Financial Accounting Standards Board issued authoritative guidance that requires additional disclosures from master trusts. This guidance is effective for annual periods beginning after December 15, 2018, and will not have a material impact on the Plan’s financial statements.

2. Description of the Plan

The Plan is a defined contribution 401(k) plan that was established January 1, 1985. The Plan is available to substantially all field management and agents holding a Career Agent Contract from Principal Life Insurance Company or its affiliates (the Company). The Plan Sponsor is Principal Financial Group, Inc. (PFG), the ultimate parent of Principal Life.

Information about the Plan, including eligibility, and benefit provisions is contained in the Summary Plan Description. Copies of the Summary Plan Description are available from Principal Life’s Human Resources Benefits Department or the Company’s intranet. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan Administrator is responsible for the control and administration of the Plan. The Plan Administrator is the Benefit Plans Administration Committee (BPAC). For the purposes of investment and protection of Plan assets, the named fiduciary of the Plan is the Benefit Plans Investment Committee. The Plan is funded through a trust fund that holds group annuity contracts issued by Principal Life. The PFG Employee Stock Ownership Plan (ESOP), which consists of common stock of PFG, is held in a separate trust. The Trustees of the Trust that hold the group annuity contracts are employees of Principal Life. Bankers Life is the Trustee of the Trust that holds PFG common stock in the ESOP. Delaware Charter Guarantee & Trust Company (DCG), doing business as Principal Trust Company, an affiliate of PFG, is the Directed Trustee of the self-directed brokerage account (SDBA). Principal Life is the recordkeeper of the Plan.

Contributions

On January 1, 2006, the Company made several changes to the retirement program. Participants who were age 47 or older with at least ten years of service on December 31, 2005, could elect to retain the prior benefit provisions under the qualified defined benefit retirement plan and the Plan and forgo receipt of the additional benefits offered by amendments to the Plan. The participants who elected to retain the prior benefit provisions are referred to as “Grandfathered Choice Participants.”

Matching contributions for participants other than Grandfathered Choice Participants were increased from 50% to 75% of deferrals, with the maximum matching deferral increasing from 6% to 8% of eligible pay-period compensation.

The Principal Select Savings Plan for Individual Field

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions and the Company’s matching contributions. The participant’s account also receives an allocation of plan earnings and administrative expenses. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. Allocations of administrative expenses are based on the participant’s account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are eligible for immediate entry into the Plan with vesting at 100% after three years. The funds accumulate along with interest and investment return and are available for withdrawal by participants at retirement, termination, or when certain withdrawal specifications are met. The participants may also obtain loans of their vested accrued benefit, subject to certain limitations described in the governing document (the Plan Document). The federal and state income taxes of the participant are deferred (except in the case of Roth deferrals) on the contributions until the funds are withdrawn from the Plan.

Forfeitures

Upon termination of employment, participants forfeit their non-vested balances. Forfeited amounts are used to reduce Company contributions. As of December 31, 2018 and 2017, forfeited non-vested account balances totaled $9,914 and $21,433, respectively. In 2018 and 2017, employer contributions were reduced by $275,422 and $384,908, respectively, from forfeited non-vested accounts.

Participant Loans

The Plan provides for loans to active participants, which are considered a participant-directed investment of his/her account. The loan is a Plan asset, but only the borrowing participant’s account shares in the interest paid on the loan or bears any expense or loss incurred because of the loan. The rate of interest is 2% higher than the Federal Reserve “Bank Prime Loan” rate at the time of the loan. The rate is set the day a loan is approved. Loans merged into the Plan come with existing rates at the time of the merger.

The Principal Select Savings Plan for Individual Field

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

The loan rates were as follows:

Participant Loan Dates	Rates

January 1, 2013 to December 16, 2015	5.25%
December 17, 2015 to December 14, 2016	5.50%
December 15, 2016 to March 21, 2017	5.75%
March 22, 2017 to June 20, 2017	6.00%
June 21, 2017 to December 19, 2017	6.25%
December 20, 2017 to March 27, 2018	6.50%
March 28, 2018 to June 19, 2018	6.75%
June 20, 2018 to October 2, 2018	7.00%
October 3, 2018 to December 25, 2018	7.25%
December 26, 2018 to December 31, 2018	7.50%

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, affected participants will become fully vested in their accounts.

3. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (the IRS) dated October 12, 2017, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. The Plan and the Trust are required to operate in conformity with the terms of the Plan Document and the Code to maintain the tax-exempt status of the Trust. BPAC and the Company believe the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believe the related Trust is tax-exempt.
Plan management is required to evaluate uncertain tax positions taken by the Plan. The financial statement effects of an uncertain tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. BPAC relies on the representations of the corporate tax department regarding the tax positions taken by the Plan and has concluded that as of December 31, 2018, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions.
The Plan is subject to routine audits by taxing jurisdictions. Plan management believes the Plan is no longer subject to income tax examinations for years prior to 2015.

The Principal Select Savings Plan for Individual Field

Notes to Financial Statements (continued)

4. Fair Value of Financial Instruments (excluding interest in Master Trust Investment Account)

Valuation Hierarchy

Fair value is defined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date (an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels.

•	Level 1 - Fair values are based on unadjusted quoted prices in active markets for identical assets. Our Level 1 assets include the Principal Financial Group, Inc. ESOP and the SDBA.

•
Level 2 - Fair values are based on inputs other than quoted prices within Level 1 that are observable for the asset, either directly or indirectly. Our Level 2 assets include separate accounts and CITs and are reflected at the net asset value (NAV).

•	Level 3 - Fair values are based on significant unobservable inputs for the asset. Our Level 3 assets include the deferred income annuity and guaranteed interest accounts.

Transfers between fair value hierarchy levels are recognized at the beginning of the reporting period. There were no transfers between levels during 2018 and 2017.
Determination of Fair Value
The following discussion describes the valuation methodologies used for assets measured at fair value on a recurring basis. The techniques utilized in estimating the fair values of financial instruments are reliant on the assumptions used. Care should be exercised in deriving conclusions based on the fair value information of financial instruments presented below.
Fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument. Such estimates do not consider the tax impact of the realization of unrealized gains or losses. In addition, the disclosed fair value may not be realized in the immediate settlement of the financial instrument. There were no significant changes to the valuation processes during 2018.
The unallocated investment options consist of a deferred income annuity, guaranteed interest accounts under a guaranteed benefit policy (as defined in section 401(b) of ERISA), and separate accounts (as defined in ERISA section 3(17)) of Principal Life. The deferred income annuity and guaranteed interest accounts are reported at fair value while the separate accounts are reported at NAV as determined by Principal Life. These unallocated investment options are non-benefit-responsive.

The Principal Select Savings Plan for Individual Field

Notes to Financial Statements (continued)

4. Fair Value of Financial Instruments (excluding interest in Master Trust Investment Account) (continued)

Deferred Income Annuity

The deferred income annuity cannot be sold to a third party; thus, the only option to exit the deferred income annuity is to withdraw or transfer the funds. The fair value for each deferred income annuity surrendered within 90 days from the date of the purchase is the purchase amount of the surrendered portion. The fair value for each deferred income annuity surrendered more than 90 days after the date of the purchase is the lesser of the guaranteed income balance or the commuted value associated with the surrendered portion of the deferred income annuity. The fair value will never be greater than and may be less than the guaranteed income balance associated with the surrendered portion of the deferred income annuity. The fair value of the deferred income annuity is reflected in Level 3.

Guaranteed Interest Accounts
The guaranteed interest accounts cannot be sold to a third party; thus, the only option to exit the guaranteed interest accounts is to withdraw or transfer the funds prior to maturity for an event other than death, disability, termination, or retirement. The fair value represents guaranteed interest account values adjusted to reflect current market interest rates only to the extent such market rates exceed contract crediting rates. This value represents contributions allocated to the guaranteed interest accounts, plus interest at the contractually guaranteed rate, less funds used to pay Plan benefits and Principal Life’s administrative expenses. The fair value of the guaranteed interest accounts is reflected in Level 3.
Separate Accounts
Separate accounts are designed to deliver safety and stability by preserving principal and accumulating earnings. The separate account assets include, but are not limited to, contributions invested in domestic and international common stocks, high-quality short-term debt securities, real estate, private market bonds and mortgages, and high-yield fixed income securities that are slightly below investment grade, all of which are valued at fair value. The NAV of each of the separate accounts is calculated in a manner consistent with GAAP for investment companies and is determinative of their fair value and represents the price at which the Plan would be able to initiate a transaction. The fair value of the underlying funds and securities is used to determine the NAV of the separate account, which is not publicly quoted. The fair value of the underlying mutual funds and equity securities are based on quoted prices of identical assets. The fair value of the underlying fixed income securities are based on third-party pricing vendors that utilize observable market information. The fair value of all separate accounts is reflected in Level 2.
One separate account invests in real estate. The fair value of the underlying real estate is estimated using discounted cash flow valuation models that utilize public real estate market data inputs such as transaction prices, market rents, vacancy levels, leasing absorption, market cap rates, and discount rates. In addition, each property is appraised annually by an independent appraiser. The fair value of the separate account is based on NAV and is considered a Level 2 asset.
There are currently no redemption restrictions on these investments.

The Principal Select Savings Plan for Individual Field

Notes to Financial Statements (continued)

4. Fair Value of Financial Instruments (excluding interest in Master Trust Investment Account) (continued)

Principal Financial Group, Inc. ESOP

The ESOP is reported at fair value based on the quoted closing market price of PFG’s stock on the last business day of the Plan year and is reflected in Level 1.

Collective Investment Trusts
The CITs invest in growth and value stocks of small, medium and large market capitalization companies, fixed-income securities, domestic and foreign securities, securities denominated in foreign currencies, investment companies (including index funds), securitized products, U.S. government and U.S. government-sponsored securities and derivatives. The NAV of the CITs is calculated in a manner consistent with GAAP for investment companies and is determinative of their fair value and represents the price at which the Plan would be able to initiate a transaction. The fair value of the underlying funds and securities is used to determine the NAV of the CITs. The CITs are reflected in Level 2.

Self-Directed Brokerage Account

Plan participants have access to a limited number of mutual funds through the SDBA. The SDBA is reflected in Level 1.

Assets Measured at Fair Value on a Recurring Basis
Assets measured at fair value on a recurring basis are summarized below.

	As of December 31, 2018
	Assets	Fair Value Hierarchy Level
	measured
	at fair
	value	Level 1	Level 2	Level 3
Assets
Deferred income annuity	$176,018	$0	$0	$176,018
Guaranteed interest accounts	1,370,856	0	0	1,370,856
Separate accounts	139,938,918	0	139,938,918	0
Principal Financial Group, Inc. ESOP	15,309,989	15,309,989	0	0
Collective investment trusts	26,543,578	0	26,543,578	0
Self-directed brokerage account	870,465	870,465	0	0
Total invested assets, excluding Plan interest
in Master Trust Investment Account	$184,209,824	$16,180,454	$166,482,496	$1,546,874

The Principal Select Savings Plan for Individual Field

Notes to Financial Statements (continued)

4. Fair Value of Financial Instruments (excluding interest in Master Trust Investment Account) (continued)

	As of December 31, 2017
	Assets	Fair Value Hierarchy Level
	measured
	at fair
	value	Level 1	Level 2	Level 3
Assets
Deferred income annuity	$118,917	$0	$0	$118,917
Guaranteed interest accounts	1,211,315	0	0	1,211,315
Separate accounts	186,457,560	0	186,457,560	0
Principal Financial Group, Inc. ESOP	22,288,605	22,288,605	0	0
Self-directed brokerage account	772,925	772,925	0	0
Total invested assets, excluding Plan interest
in Master Trust Investment Account	$210,849,322	$23,061,530	$186,457,560	$1,330,232

Changes in Level 3 Fair Value Measurements

The reconciliation for all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2018 and 2017, was as follows:

	For the year ended December 31, 2018
							Changes in
							Unrealized
	Beginning						Losses
	Asset					Ending Asset	Included in Changes
	Balance					Balance	in Net Assets
	as of				Transfers	as of	Available for
	January 1,				In (Out) of	December 31,	Benefits Relating to
	2018	Interest*	Purchases**	Sales**	Level 3	2018	Positions Still Held
Assets
Deferred income annuity	$118,917	$(10,116)	$71,563	$(4,346)	$0	$176,018	$(10,116)
Guaranteed interest accounts	1,211,315	(829)	709,977	(549,607)	0	1,370,856	(11,824)
Total	$1,330,232	$(10,945)	$781,540	$(553,953)	$0	$1,546,874	$(21,940)

	For the year ended December 31, 2017
							Changes in
							Unrealized
	Beginning						Losses
	Asset					Ending Asset	Included in Changes
	Balance					Balance	in Net Assets
	as of				Transfers	as of	Available for
	January 1,				In (Out) of	December 31,	Benefits Relating to
	2017	Interest*	Purchases**	Sales**	Level 3	2017	Positions Still Held
Assets
Deferred income annuity	$0	$(10,771)	$130,764	$(1,076)	$0	$118,917	$(10,771)
Guaranteed interest accounts	1,195,571	9,170	226,678	(220,104)	0	1,211,315	(2,044)
Total	$1,195,571	$(1,601)	$357,442	$(221,180)	$0	$1,330,232	$(12,815)
*Includes interest and unrealized gains or losses.

**	Includes contributions, transfers from affiliated and unaffiliated plans, transfers to other investments via participant election, benefits paid to participants, and administrative expenses.

The Principal Select Savings Plan for Individual Field

Notes to Financial Statements (continued)

4. Fair Value of Financial Instruments (excluding interest in Master Trust Investment Account) (continued)

Quantitative Information about Level 3 Fair Value Measurements

The following table provides quantitative information about the significant unobservable inputs used for recurring fair value measurements categorized within Level 3.

As of December 31, 2018
Assets
	measured	Valuation	Unobservable	Input/range
	at fair value	technique	input description	of inputs
Assets
Deferred income annuity	$176,018	Discounted cash flow	Long duration interest rate	3.00% ̶ 4.10%
			Mortality rate	See note (1)

Guaranteed interest accounts	1,370,856	See note (2)	Interest rate on account	0.10% ̶ 2.19%
			Applicable interest rate	2.96% ̶ 3.10%
12/31/2018 ̶
			Maturity date	12/31/2024

As of December 31, 2017
Assets
	measured	Valuation	Unobservable	Input/range
	at fair value	technique	input description	of inputs
Assets
Deferred income annuity	$118,917	Discounted cash flow	Long duration interest rate	3.00% ̶ 3.97%
			Mortality rate	See note (1)

Guaranteed interest accounts	1,211,315	See note (2)	Interest rate on account	0.10% ̶ 1.77%
			Applicable interest rate	2.24% ̶ 2.77%
12/31/2017 ̶
			Maturity date	12/31/2023

(1)	This input is based on an industry mortality table and a range does not provide a meaningful presentation.

(2)
If the applicable interest rate is equal to or less than the interest rate on the account, the fair market value is equal to the contract value. If the applicable interest rate is greater than the interest rate on the account, the fair market value is the contract value reduced by a percentage. This percentage is equal to the difference between the applicable interest rate and the interest rate on the account, multiplied by the number of years (including fractional parts of a year) until the maturity date.

The Principal Select Savings Plan for Individual Field

Notes to Financial Statements (continued)

5. Interest in Master Trust Investment Account

A portion of the Plan’s investments are in the Principal Select Stable Value Separate Account (PSSVSA), which is reported as a Master Trust Investment Account (MTIA). The MTIA was established for the investment of assets of The Principal Select Savings Plan for Employees and The Principal Select Savings Plan for Individual Field (the Plans). The Plans gain access to the PSSVSA through a group annuity contract (Contract) issued by Principal Life. Each participating plan has an undivided interest in the PSSVSA. The PSSVSA is an insurance company separate account that invests in the Morley Stable Income Bond Fund (Bond Fund) and the Principal Liquid Asset Separate Account (PLASA). The Bond Fund is a collective investment trust that invests in investment-grade fixed income securities. The Bond Fund is maintained by PGITC. The PLASA is a separate account that invests in a money market fund. The PSSVSA is valued at contract value as reported to the Plans by Principal Life.
As of December 31, 2018 and 2017, the Plan’s interest in the net assets of the MTIA was approximately 11% and 9%, respectively. Investment income and administrative expenses are allocated to the individual plans based upon the Plan’s interest in the MTIA.
The Contract provides a crediting rate that amortizes portfolio gains and losses over time and accounts for benefit payments to the Plans’ participants at the contract value. Under the Contract, Principal Life agrees to pay any deficiency if the investments in the PSSVSA have been exhausted for benefit payments and the contract value is greater than zero. The objective of the PSSVSA is to preserve capital, credit relatively stable returns consistent with its comparatively low risk profile, and provide liquidity for benefit-responsive payments. The crediting interest rate is based on a formula agreed upon with Principal Life, but it may not be less than 0%. Such interest rates are reviewed on a monthly basis for resetting.
Certain events limit the ability of the Plans to transact at contract value with Principal Life when material event withdrawals are made, including (1) certain events that result in the termination of employment of a group of participants (including through layoffs or early retirement incentive programs instituted by the Company) representing 25% or more of the Plan Members in any calendar year, (2) a certain spin-off or sale of the Company’s business entity or location that affect more than 25% of the Plan Members, (3) certain adoptions of amendments to one of the plans, any change in practice, or any change in participant withdrawal rights under one of the plans. The Plans do not believe that the occurrence of any such material event is probable.
As required by Accounting Standards Codification (ASC) 962, Plan Accounting - Defined Contribution Pension Plans, the Statements of Net Assets Available for Benefits present the fair value of investments, excluding the fully benefit-responsive investment contract which is presented at contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The Principal Select Savings Plan for Individual Field

Notes to Financial Statements (continued)

5. Interest in Master Trust Investment Account (continued)

The net assets, including investments, of the MTIA was as follows:

	December 31,
	2018	2017

PLASA	$9,010,530	$4,824,901
Bond Fund	122,826,306	115,350,473
Total assets	131,836,836	120,175,374
Payables	(264,256)	(369,247)
Total net assets at contract value	$131,572,580	$119,806,127

Plan interest in the MTIA	$14,370,947	$11,125,672

Investment income for the MTIA was as follows:

For the year ended
December 31,
2018

Interest income	$2,373,973
Other expense	(279)
Expenses	(183,371)
Total investment income	$2,190,323

6. Related Party Transactions
In addition to the transactions with parties-in-interest discussed herein, Principal Life provides recordkeeping services to the Plan and receives fees. There is a fee charged by Principal Life for the guarantee it provides for participant balances that allows participants to transact at contract value for the PSSVSA. Fees were paid by Plan participants. The Company may pay other Plan expenses from time to time. The ESOP received $675,735 in dividends from PFG in 2018.

These transactions are exempt from the prohibited transactions rules of ERISA.

The Principal Select Savings Plan for Individual Field

Notes to Financial Statements (continued)

7. Form 5500
The following table reconciles net assets available for benefits per the Statements of Net Assets Available for Benefits to the Form 5500:

	December 31,
	2018	2017
Net assets available for benefits per the Statements of
Net Assets Available for Benefits	$201,192,363	$225,173,199
Adjustments from contract value to fair value for fully
benefit-responsive investment contract	(232,881)	(117,057)
Net assets available for benefits per the Form 5500	$200,959,482	$225,056,142

The following table reconciles the Statement of Changes in Net Assets Available for Benefits to the Form 5500:

December 31,
2018
Net change from contract value to fair value for fully benefit-responsive
investment contracts	$(115,825)
MTIA investment income	234,754
Net investment gain from MTIA per the Form 5500	$118,929

GAAP requires that the Plan reports interest in fully benefit-responsive contracts at contract value, while the Form 5500 is required to report these investments at fair value.

The Principal Select Savings Plan for Individual Field
EIN: 42-1520346 Plan Number: 004
Schedule H, Line 4i - Schedule of Assets
(Held at End of Year)

December 31, 2018

	Description of	Current
Identity of Issue	Investment	Value

Principal Life Insurance
Company*	Deposits in deferred income annuity	$176,018

Principal Life Insurance
Company*	Deposits in guaranteed interest accounts	1,370,856

Principal Life Insurance	Deposits in insurance company Small-Cap Value II
Company*	Separate Account	3,108,958

Principal Life Insurance	Deposits in insurance company Large-Cap
Company*	Growth Separate Account	5,751,696

Principal Life Insurance	Deposits in insurance company U.S. Property
Company*	Separate Account	21,270,510

Principal Life Insurance	Deposits in insurance company Core Plus Bond
Company*	Separate Account	4,751,840

Principal Life Insurance	Deposits in insurance company Diversified
Company*	International Separate Account	10,665,061

Principal Life Insurance	Deposits in insurance company Large-Cap Stock
Company*	Index Separate Account	18,064,129

Principal Life Insurance	Deposits in insurance company Government and
Company*	High Quality Bond Separate Account	2,213,543

Principal Life Insurance	Deposits in insurance company Mid-Cap Separate
Company*	Account	22,889,149

Principal Life Insurance	Deposits in insurance company International
Company*	Emerging Markets Separate Account	10,531,661

	Description of	Current
Identity of Issue	Investment	Value

Principal Life Insurance	Deposits in insurance company Diversified
Company*	Real Asset Separate Account	$3,232,758

Principal Life Insurance	Deposits in insurance company Inflation Protection
Company*	Separate Account	1,205,250

Principal Life Insurance	Deposits in insurance company Large-Cap
Company*	Growth I Separate Account	6,485,844

Principal Life Insurance	Deposits in insurance company Blue Chip
Company*	Separate Account	6,160,379

Principal Life Insurance	Deposits in insurance company Small-Cap
Company*	Growth I Separate Account	7,065,777

Principal Life Insurance	Deposits in insurance company Small-Cap Stock
Company*	Index Separate Account	9,178,654

Principal Life Insurance	Deposits in insurance company Equity Income
Company*	Separate Account	9,609,289

Principal Global Investors	Common/Collective Trust
Trust Company*	Lifetime Hybrid 2010	1,376,375

Principal Global Investors	Common/Collective Trust
Trust Company*	Lifetime Hybrid 2015	845,860

Principal Global Investors	Common/Collective Trust
Trust Company*	Lifetime Hybrid 2020	4,805,959

Principal Global Investors	Common/Collective Trust
Trust Company*	Lifetime Hybrid 2025	1,398,800

	Description of	Current
Identity of Issue	Investment	Value

Principal Global Investors	Common/Collective Trust
Trust Company*	Lifetime Hybrid 2030	$6,531,824

Principal Global Investors	Common/Collective Trust
Trust Company*	Lifetime Hybrid 2035	580,354

Principal Global Investors	Common/Collective Trust
Trust Company*	Lifetime Hybrid 2040	3,494,118

Principal Global Investors	Common/Collective Trust
Trust Company*	Lifetime Hybrid 2045	837,712

Principal Global Investors	Common/Collective Trust
Trust Company*	Lifetime Hybrid 2050	3,237,212

Principal Global Investors	Common/Collective Trust
Trust Company*	Lifetime Hybrid 2055	237,061

Principal Global Investors	Common/Collective Trust
Trust Company*	Lifetime Hybrid 2060	584,831

Principal Global Investors	Common/Collective Trust
Trust Company*	Lifetime Hybrid 2065	791,978

Principal Global Investors	Common/Collective Trust
Trust Company*	Lifetime Hybrid Income	1,821,494

Principal Financial	346,615 shares of Principal Financial Group,
Group, Inc.*	Inc. ESOP	15,309,989

Principal Life Insurance
Company*	Self-directed brokerage account	870,465

Loans to participants*	Notes receivable from participants with varying
	maturity dates and interest rates ranging from
	5.25% to 7.50%	$2,330,214
		$186,540,038

*Indicates party-in-interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of The Principal Select Savings Plan for Individual Field has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PRINCIPAL SELECT SAVINGS PLAN FOR
INDIVIDUAL FIELD
by Benefit Plans Administration Committee

Date: June 26, 2019	By /s/ Lisa Coulson
Lisa Coulson
Committee Chair

Exhibit Index

The following exhibit is filed herewith:

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